

June 4, 2020

Nicole S. Jones
Executive Vice President and General Counsel
Cigna Corp
900 Cottage Grove Road
Bloomfield, Connecticut 06002

      Re: Cigna Corp
           Registration Statement on Form S-4
           Filed May 28, 2020
           File No. 333-238754

Dear Ms. Jones:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Finance